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EXHIBIT 99.1

CLICK COMMERCE, INC.
STOCK OPTION AGREEMENT

        THIS STOCK OPTION AGREEMENT, is made as of July 29, 2003 (the "Grant Date") between Click Commerce, Inc., a Delaware corporation (the "Company"), and Michael Ferro the "Optionee").

W I T N E S S E T H:

        WHEREAS, the Company desires to provide the Optionee with the opportunity to purchase shares of its common stock, $.001 par value per share (the "Common Stock"), in accordance with the terms of the Click Commerce, Inc. Stock Option Plan (the "Plan"):

        NOW THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter contained, the parties hereto mutually covenant and agree as follows:

        1.    Grant of Option.    The Company hereby grants to the Optionee an option (the "Option") to purchase all or any part of an aggregate 400,000 shares of Common Stock on the terms and conditions hereinafter set forth. The Option is hereby designated as a "Nonqualified Stock Option" ("NSO") within the meaning of Section 422(b) of the Internal Revenue Code ("code"), to the extent permitted under that section.

        2.    Purchase Price.    The per share purchase price of the shares of Common Stock issuable upon exercise of the Option shall be $1.89.

        3.    Term.    Except as provided in Section 6, the term of the Option designated as an NSO shall be for a period of ten (10) years from the Grant Date. The term of the Option not meeting the requirements of Section 422(b) of the Code shall be for a period of ten (10) years from the Grant Date.

        4.    Vesting.

        (a)   Subject to the forfeiture provisions of Section 6, the Optionee shall become vested in the Option granted hereunder over the three-year period from the Grant Date, as follows:

Percentage Vested	Vesting Date
25%	July 29, 2003
25%	January 1, 2004
25%	January 1, 2005
25%	January 1, 2006

        (b)   Notwithstanding paragraph (a) or anything contained in the Plan to the contrary, the Optionee shall become 100% vested in the Option in the event of a "Change in Control" of the Company as defined in the Plan.

        (c)   In the event of a merger or consolidation of the Company constituting a "Change of Control" as defined in the Plan, in connection with such transaction the Company may exchange the Option for options to acquire shares of capital stock of the successor company pursuant to such merger or consolidation on a basis consistent with the merger consideration paid to stockholders of the Company.

        5.    Exercise.    Subject to the forfeiture provisions of Section 6, the Optionee shall not be entitled to exercise the Option until it is vested. Notwithstanding the foregoing, the Option shall not be exercisable after the expiration date of the Option.

        6.    Termination of Option on Certain Events.    The Option term and the Optionee's rights hereunder shall terminate on the date of Optionee's termination of employment with the Company ("Termination Date"), subject to the following:

        (a)    Death or Permanent Disability.    If Optionee's termination of employment by the Company is due to Optionee's death or "permanent disability" (as hereinafter defined), the Optionee shall forfeit any right to purchase shares of Common Stock under the Option to the extent not vested as of the date of termination of employment. The Option, to the extent vested, may thereafter be exercised by the Optionee or Optionee's executor, administrator or other personal or legal representative, as applicable for a period of 90 days following Optionee's termination of employment. "Permanent disability" shall mean that the Committee has determined that the Optionee is unable to perform the Optionee's customary duties of employment by reason of illness or other physical or mental incapacity or disability, and such condition or disability continues or is reasonably expected to continue for life and for such reason the Optionee's employment has been terminated.

        (b)    Involuntary Termination Other Than For Cause.    In the event of the Optionee's involuntary termination of employment by the Company without "cause" (as defined below), the Optionee shall become 100% vested in the Option.

        (c)    Voluntary Termination and Termination for Cause.    All of Optionee's rights hereunder shall terminate upon the Optionee's voluntary termination of employment or the Company's written or oral notice to the Optionee that the Optionee's employment by the Company is being terminated for "cause" (as hereinafter defined), and all rights to purchase shares of Common Stock under the Option (whether or not vested according to the schedule of Section 4) shall be forfeited. The Company shall have "cause" to terminate Optionee's employment with the Company on the basis of (i) Optionee's willful misconduct or gross negligence in connection with the performance of Optionee's responsibilities and duties for the Company, (ii) an act by Optionee of fraud, misappropriation or dishonesty that results in or is intended to result in Optionee's personal enrichment at the expense of the Company or any of its customers, vendors or suppliers, (iii) Optionee's commission of any act that constitutes a felony, (iv) Optionee's commission of any other crime or offense that involves the property, business relationships or employees of the Company, and (v) the breach by Optionee of any obligation of confidentiality, non-solicitation or non-competition under any written agreement with the Company or any obligation to the Company imposed or imputed by applicable law, or (vi) non-performance or unsatisfactory performance of the Optionee's responsibilities and duties.

        7.    Nontransferability.    The Option shall not be transferable otherwise than by will or the laws of descent and distribution to the extent provided in Sections 5 and 6, and the Option may be exercised, during the lifetime of the Optionee, only by the Optionee. Without limiting the generality of the foregoing, the Option may not be assigned, transferred (except as provided above), pledged or hypothecated in any way, shall not be assignable by operation of law, and shall not be subject to execution, attachment or similar process, and any attempt to do so shall be void.

        8.    Method of Exercising Option.

        (a)   Subject to the terms and conditions of this Agreement, the Option may be exercised by written notice by registered or certified mail, return receipt requested, addressed to the Company at its offices at the address for notices set forth in Section 10 or to its designated representative by written notice. Such notice shall state that the Option is being exercised thereby and the number of shares of Common Stock in respect of which it is being exercised. It shall be signed by the person or persons so exercising the Option and shall be accompanied by payment in full of the Option price for such shares of Common Stock (i) in cash, (ii) in shares of Common Stock held by the Optionee for a period of six months to be valued at the Fair Market Value (as defined in Section 6(b) of the Plan) thereof on the date of such exercise, (iii) with a combination of the foregoing, or (iv) by other means authorized by the Committee. If the tender of shares of Common Stock as payment of the Option price would result in the issuance of fractional shares of Common Stock, the Company shall instead return the balance in cash or by check to the Optionee. If the Option is exercised by any person or persons other than the Optionee under Section 6(a), the notice shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option. The Company shall issue, in the name of the person or persons exercising the Option, and deliver a certificate or certificates representing such shares as soon as practicable after notice and payment shall be received.

        (b)   The Option may be exercised in accordance with Section 5 and the terms of the Plan with respect to any whole number of shares included therein, but in no event may an Option be exercised as to less than one hundred (100) shares at any one time, or the remaining shares covered by the Option if less than two hundred (200).

        (c)   The Optionee shall have no rights of a stockholder with respect to shares of Common Stock to be acquired by the exercise of the Option until the date of issuance of a certificate or certificates representing such shares. Except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such stock certificate is issued. All shares of Common Stock purchased upon the exercise of the Option as provided herein shall be fully paid and non-assessable.

        (d)   If at any time the Company is required to withhold tax on ordinary income recognized by the Optionee with respect to the shares received under the Option, the amount required to be withheld shall be provided to the Company by the Optionee. Such amount shall be paid in due course by the Company to the applicable taxing authorities as income taxes withheld.

        9.    General.    The Company shall during the term of the Option reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of this Agreement, shall pay all original issue taxes, if any, with respect to the issuance of shares of Common Stock hereunder and all other fees and expenses necessarily incurred by the Company in connection herewith, and shall, from time to time, use its best efforts to comply with all laws and regulations which, in the opinion of counsel for the Company, shall be applicable hereto.

        10.    Notices.    Each notice relating to this Agreement shall be in writing and shall be sufficiently given if sent by registered or certified mail, or by nationally recognized overnight delivery service, postage or charges prepaid, to the address as hereinafter provided. Any such notice or communication given by mail shall be deemed to have been given two business days after the date so mailed, and such notice or communication given by overnight delivery service shall be deemed to have been given one business day after the date so sent. Each notice to the Company shall be addressed to it at its offices at 200 East Randolph Street, 49th floor, Chicago, Illinois 60601 (Attention: Mike Nelson) or the Company's designee. Each notice to the Optionee or other person or persons then entitled to exercise the Option shall be addressed to the Optionee or such other person or persons at the Optionee's last known address.

        11.    Incorporation of the Plan.    Notwithstanding the terms and conditions contained herein, this Agreement shall be subject to and governed by all the terms and conditions of the Plan. A copy of the Plan has been delivered to the Optionee and is hereby incorporated by reference. In the event of any discrepancy or inconsistency between the terms and conditions of this Agreement and of the Plan, the terms and conditions of the Plan shall control.

        12.    Continuance of Involvement with the Company.    The granting of the Option is in consideration of the Optionee continuing as a director, officer, consultant or employee of the Company or any subsidiary; provided, that nothing in this Agreement shall confer upon the Optionee the right to continue as a member of the board, as an officer of the Company, as a consultant to the Company or in the employ of the Company or any subsidiary or affect the right of the Company or any subsidiary to terminate the Optionee's membership, officership, consulting arrangement or employment at any time in the sole discretion of the Company or any subsidiary, with or without cause.

        13.    Interpretation.    The interpretation and construction of any terms or conditions of the Plan, or of this Agreement or other matters related to the Plan by the Committee shall be final and conclusive.

        14.    Enforceability.    This Agreement shall be binding upon the Optionee and such Optionee estate, personal representative and beneficiaries.

* * *

        IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its officer thereunto duly authorized, and the Optionee has executed this Agreement all as of the day and year first above written.

CLICK COMMERCE, INC.
By:	/s/ MICHAEL W. NELSON
Its:	VP, CFO & Treasurer
OPTIONEE:
/s/ MICHAEL W. FERRO, JR. Michael Ferro

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  EXHIBIT 99.1
CLICK COMMERCE, INC. STOCK OPTION AGREEMENT